800 Nicollet Mall
Minneapolis, MN 55402
July 30, 2010
Ms. Angela Connell
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20002
RE:	U.S. Bancorp Form 10-K for Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2010 File No. 001-06880
Dear Ms. Connell:
This letter is an addendum to the responses of U.S. Bancorp (the “Company”) to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter dated June 10, 2010, regarding the above-referenced documents.
The Company will provide enhanced disclosure around restructured loans in future filings. In particular, our disclosures will include discussion related to short-term modifications (both consumer and commercial) that are not considered to be Trouble Debt Restructurings (“TDRs”). An example of the nature of these disclosures is shown below:
Restructured Loans
In certain circumstances, the Company may modify the terms of a loan to maximize the collection of amounts due when a borrower is experiencing financial difficulties or is expected to experience difficulties in the near-term. In most cases the modification is either a concessionary reduction in interest rate, extension of the maturity date or reduction in the principal balance that would otherwise not be considered. Concessionary modifications are classified as troubled debt restructurings (“TDRs”) unless the modification is short-term, or results in only an insignificant delay or shortfall in the payments to be received. TDRs accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance at a level commensurate with the modified terms over several payment cycles.
Short-Term Modifications
The company makes short-term concessionary modifications to assist borrowers experiencing temporary hardships. Consumer programs include short-term interest rate reductions (less than three months for residential mortgages and less than twelve months for credit cards), deferrals of up to three past due payments, and the ability to return to current status if the borrower makes required payments during the short-term modification period. At June 30, 2010, loans modified under these programs represented less than [x.x] percent of total residential mortgage loan balances and less than [x.x] percent of credit card receivable balances, respectively. Because these changes have an insignificant impact on the economic return on the loan, the Company does not consider loan
usbank.com

Ms. Angela Connell, Securities and Exchange Commission
July 30, 2010

modifications under these hardship programs to be TDRs. The Company determines applicable allowances for losses for these loans in a manner consistent with other homogeneous loan portfolios.
The Company may also modify commercial loans on a short-term basis, with the most common modification being an extension of the maturity date of twelve months or less. Such extensions generally are used when the maturity date is imminent and the borrower is experiencing some level of financial stress but the Company believes the borrower will ultimately pay all contractual amounts owed. These extended loans represented approximately [x.x] percent of total commercial and commercial real estate loan balances at June 30, 2010. Because interest is charged during the extension period (at the original contractual rate or, in many cases, a higher rate), the extension has an insignificant impact on the economic return on each loan and the Company does not consider such extensions to be TDRs. The Company determines the applicable allowance for loan loss in a manner consistent with other commercial loans.
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The Company hereby acknowledges the following statements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Should you require further clarification of any of the issues raised in this letter, please contact Craig E. Gifford at (612) 303-5238 (or by fax at (612) 303-4801).
Sincerely,

U.S. Bancorp
By:	/s/ Craig E. Gifford
Craig E. Gifford
Executive Vice President and Controller

cc:	Richard K. Davis, Chairman, President and Chief Executive Officer Andrew Cecere, Vice Chairman and Chief Financial Officer Lee R. Mitau, Executive Vice President and General Counsel